Filed by Traffix, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Traffix, Inc.
Commission File No.: 000-27046

FOR IMMEDIATE RELEASE	CONTACT:	Nicola Piggott - For Press Inquiries
November 14, 2007		310-633-9478
Nicola.Piggott@HillandKnowlton.com

NEW MOTION INCREASES REVENUE
88% YEAR-OVER-YEAR IN THE THIRD QUARTER

Q3 Paid Subscriber Growth Approximately 750,000;
Up By Approximately 180,000 Over Last Quarter

IRVINE, CA — New Motion Inc. (OTCBB: NWMO) today announced results for its fiscal third quarter ended September 30, 2007. The Company continues to demonstrate strong momentum, growing quarterly revenues 88% year-over-year in the third quarter, annd growing revenue 84% year-over-year for the nine months ended September 30, 2007.

Compelling digital content and products - both mobile and online - generates a wide audience, and New Motion’s unique business model illustrates it can convert this audience into a premium mobile subscriber. The company’s approach integrates the Internet and mobile platforms across all four of their core direct-to-consumer business areas - digital music, casual gaming, community/lifestyle, and interactive contests. This integrated approach, coupled with an ability to acquire new customers across a broad demographic at greatly reduced costs, has resulted in New Motion becoming a leading company in the U.S. direct-to-consumer mobile entertainment marketplace.

Net sales for New Motion’s third quarter of fiscal 2007 grew to $10.5 million, up 88% from $5.6 million in the third quarter of fiscal 2006. Net loss for the third quarter of fiscal 2007 was $1.9 million, or $0.16 per basic and diluted share, compared to a net loss of $0.4 million, or $0.06 per basic and diluted share, in the third quarter of fiscal 2006. Included in the 2007 third quarter net loss is approximately $0.7 million of non-cash depreciation, amortization and stock compensation expense. New Motion ended the third quarter with $13.0 million of cash and cash equivalents and working capital of $15.1 million.

New Motion had approximately 750,000 monthly paying subscribers at September 30, 2007, an increase of approximately 180,000 paying subscribers over June 30, 2007. This anticipated and significant growth in subscribers is attributable to New Motion’s ability to attract customers to its unique array of products, expand the sector’s demographic audience, and acquire new customers in the most cost-efficient manner.

Net sales for the nine months ended September 30, 2007 grew to $23.0 million, up 84% from $12.5 million in the year ago period. Net loss for the nine months ended September 30, 2007 was $3.2 million, or $0.29 per basic and diluted share, compared to net income of $1.1 million, or $0.15 per basic and $0.13 per diluted share in the prior year period. Included in the 2007 nine month net loss is approximately $1.8 million of non-cash depreciation, amortization and stock compensation expense.

Over the course of the year, New Motion has continued to build its technology and human resources infrastructure. Over the last year, the Company has almost tripled its number of staff, including a significantly expanded leadership team. Susan Swenson, former chief operating officer of T-Mobile and a highly respected industry leader, joined New Motion as chief operating officer in August, 2007. Jonathan Katz, formerly vice president, AzoogleAds, a leader in Internet performance-based marketing, joined New Motion in November, 2007 as executive vice president, global sales and distribution.

“We are building one of the most seasoned management teams and diversified mobile entertainment companies in the United States,” said Burton Katz, chief executive officer. “As we continue to hire top talent, expand our product offerings, grow both our paid and ad-supported subscriber base, and prepare for the completion of our merger with Traffix, Inc., we are well positioned for an exciting year of growth in 2008.”

Merger with Traffix, Inc.

During the third quarter, New Motion also announced that it entered into a merger agreement with Traffix, Inc. (NASDAQ: TRFX), a leading Internet marketing and interactive media company. The combined companies will have the resources to create a vertically integrated ‘Mobile Entertainment Network’ with diverse customer acquisition platforms, an extensive library of proprietary digital content, and a large, growing subscriber base. Under the terms of the all equity merger agreement, New Motion shareholders will own approximately 55% of the combined company on a fully diluted basis. New Motion currently projects that the transaction will close in the first quarter of 2008.

Outlook

New Motion expects to continue its current sales momentum growth, and to see continued improvement in profitability throughout the fourth quarter of 2007. The Company plans to accomplish these goals by leveraging its ability to sufficiently grow its subscriber base across its core product portfolios, continuing to invest in technology and human resources to support growth, and further expanding its mobile entertainment network. Looking towards its upcoming merger with Traffix in early 2008, New Motion anticipates entering a period of global expansion, continuing to build a global advertising network, and considering targeted acquisition opportunities.

Conference Call

New Motion chief executive officer Burton Katz will host a conference call on Thursday, November 15th, 2007 at 1:00 p.m. PDT / 4:00 p.m. EDT, at which time he will share more about the Company’s outlook for 2007 and 2008 and the pending merger with Traffix, Inc. He will also answer questions from call participants.

Please dial 1-800-857-7212 or if outside the U.S., 1-773-799-3910 with passcode 5613325 to access the conference call at least five minutes prior to the 1:00 p.m. PT start time. A full transcript and audio recording of the call will also be available at www.newmotioninc.com/ir/transcripts.asp by 9:00 a.m. PST November 19th. An audio replay will be available between 9:00 a.m. PT, November 19th, 2007, and 5:00 p.m. PT, November 23rd, 2007, by calling 1-866-442-2121 or 1-203-369-1084.

About New Motion, Inc.

New Motion, Inc. (OTCBB: NWMO) is a mobile entertainment and Internet media company providing a broad range of digital and mobile products. New Motion, Inc. combines and applies the power of the Internet, the latest in mobile technology, and traditional marketing/advertising methodologies to three strategic services - digital music, casual games and interactive contests. Brands include Bid4Prizes, a low-bid mobile auction game, GatorArcade, a premium online and mobile gaming site, YourCrush, an astrology-driven mobile dating help site and Altnet, a mobile legal music download service featuring original artists. Headed by a team of Internet, new media, entertainment and technology professionals, New Motion, Inc. was founded in 2005 and is headquartered in Irvine, California with technology assets in Seattle. New Motion, Inc. was recently called "a company to watch" by Wireless Business Forecast, and their mobile content capabilities were named a "rival to those of their mainstream-media counterparts," by Wired Magazine. For more information, please visit www.newmotioninc.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, are based on certain assumptions and reflect our current beliefs and expectations. These forward-looking statements are subject to risks and uncertainties, and other important factors that could cause actual results, performance or achievement to differ materially from any future results, performance or achievements discussed or implied by such forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: consumer acceptance of and demand for New Motion’s products and services; general economic conditions; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which New Motion is engaged; the performance of financial markets and interest rates; factors related to the pending merger with Traffix, including without limitation, the risk that the proposed merger transaction with Traffix may not be completed in a timely manner, if at all, the failure of stockholders to approve the transaction, the failure to realize synergies and cost-savings from the transaction or delay in realization thereof, the risk that the businesses of New Motion and Traffix, Inc. may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected, risks associated with increased operating costs and business disruption following the merger, including our relationships with third parties, and the ability to obtain required approvals of the proposed merger transaction on a timely basis; as well as other relevant risks detailed in the filings of New Motion and Traffix with the Securities and Exchange Commission (SEC) and available at the SEC's Internet site located at http://www.sec.gov/. The information set forth herein should be read in light of such risks. The information set forth herein speaks only as of the date hereof, and New Motion and Traffix disclaim any intention or obligation to update the information contained in this press release.

Important Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed business combination involving New Motion, Inc. and Traffix, Inc. In connection with the proposed transaction, New Motion, Inc. has filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of New Motion and Traffix plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of New Motion and Traffix. INVESTORS AND SECURITY HOLDERS OF NEW MOTION, INC. AND TRAFFIX, INC. ARE URGED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by New Motion and Traffix through the web site maintained by the SEC at http://www.sec.gov/. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Ray Musci, president, New Motion, Inc. at 949-777-3700 ext. 221, or by directing a request to Todd Fromer 212-682-6300 ext. 215 or Beth More 212-682-6300 ext. 224 of KCSA, investor relations representatives for Traffix, Inc.

New Motion, Traffix and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the identity of the persons who may, under SEC rules, be deemed to be "participants" in the solicitation of proxies, and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

New Motion, Inc.
Selected Balance Sheet Data (Unaudited)
(in thousands)

September 30, 2007
Cash	$12,991
Accounts receivable, net	$6,268
Total current assets	$22,211
Total assets	$24,790

Accounts payable and accrued expenses	$6,474
Total liabilities	$7,462
Total stockholders’ equity	$17,328
Total liabilities and stockholders’ equity	$24,790

New Motion, Inc.
Selected Statement of Operations Data (unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
NET SALES	$10,495	$5,581	$23,031	$12,543

COST OF SALES	1,406	122	3,626	341

GROSS PROFIT	9,089	5,459	19,405	12,202

EXPENSES
Selling and marketing	7,878	4,076	15,325	6,899
General and administrative	3,331	1,253	8,429	3,034
	11,209	5,329	23,754	9,993

INCOME (LOSS) FROM OPERATIONS	(2,120)	130	(4,349)	2,269

OTHER EXPENSE (INCOME)
Interest income	(123)	9	(362)	-
Interest expense	2	3	20	14
Other expense	-	185	21	214
	(121)	197	(321)	228

INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	(1,999)	(67)	(4,028)	2,041

PROVISION (BENEFIT) FOR INCOME TAXES	(206)	370	(1,111)	967

INCOME (LOSS) BEFORE MINORITY INTEREST	(1,793)	(437)	(2,917)	1,074

MINORITY INTEREST, NET OF INCOME TAX	156	-	291	-

NET INCOME (LOSS)	(1,949)	(437)	(3,208)	1,074

NET INCOME (LOSS) PER SHARE:

Basic	$(0.16)	$(0.06)	$(0.29)	$0.15
Diluted	$(0.16)	$(0.06)	$(0.29)	$0.13

WEIGHTED AVERAGE SHARES OUTSTANDING:

Basic	12,000,167	7,263,688	11,108,117	7,263,688
Diluted	12,000,167	7,263,688	11,108,117	8,048,166